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Exhibit 10.37

Mr. Charles Bracken

3 May 2002

Re: Bonus Payments

Dear Charlie,

        Pursuant to our prior agreement, on termination of your employment for any reason other than gross misconduct, the Company agreed to pay in a cash bonus, any shortfall between US$1,000,000 and your cumulative realized pre-tax gain on exercise and sale of all vested options ("Shortfall Bonus") during your employment and within the option exercise period after termination. The Company desires to incent you to remain in the employment of the Company and you desire to receive a portion of the Shortfall Bonus prior to the end of your employment. Therefore, the Company will agree to pay you a pro rata portion of the Shortfall Bonus ("Partial Bonus") prior to the termination of your employment, provided that you agree to the following:

  (i)
  The Partial Bonus and any other bonuses paid by the Company to you prior or upon termination of your employment will be deducted from the Shortfall Bonus;

  (ii)
  In the event, that prior to or following termination there is a pre-tax gain on exercise and sale of existing options, you will pay such gain to the Company up to the maximum amount of the Shortfall Bonus paid to you; and

  (iii)
  Following a restructuring of the Company you will return to the Company the same percentage of existing options as the percentage of Shortfall Bonus paid. In other words, if the Company pays you Partial Bonuses that are equal to 75% of the Shortfall Bonus, you will return 75% of your outstanding options following any restructuring of UPC.

        If you are in agreement with the above, please indicate by signing below and returning the enclosed copy of this letter and the payment will be processed through the payroll.

Yours sincerely,

Ton Tuijten
Senior Vice President & General Counsel

AGREED AND ACCEPTED
/s/ CHARLES BRACKEN Mr. Charles Bracken

May 3, 2002

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  Exhibit 10.37